UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GROWN ROGUE INTERNATIONAL INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

39986R106
(CUSIP Number)

April 8, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 39986R106

1.	NAME OF REPORTING PERSON Bengal Catalyst Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 24,365,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 24,365,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,365,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3% (2)
12.	TYPE OF REPORTING PERSON PN

(1)

This Amendment No. 1 is being filed in part to correct Bengal Catalyst Fund, LP’s (the “Fund”) Schedule 13G, filed with the Securities and Exchange Commission on January 26, 2022, which erroneously reported that the Fund had sole voting and dispositive power over the shares of common stock, no par value (the “Shares”), of Grown Rogue International, Inc. (the “Company”) reported herein. The Fund is managed by Bengal Impact Partners, LLC (the “Manager”), which has sole investment control and voting power over securities held by the Fund. The Manager disclaims beneficial ownership of the Shares held by the Fund, except to the extent of its pecuniary interest therein.

(2)	Based on 170,632,611 Shares outstanding, as reported in the Company’s Quarterly Report on Form 20-F, filed with the United States Securities and Exchange Commission on March 16, 2023.

CUSIP No. 39986R106

1.	NAME OF REPORTING PERSON Bengal Impact Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 24,365,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 24,365,000 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,365,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	The Manager disclaims beneficial ownership of the Shares held by the Fund reported herein, except to the extent of its pecuniary interest therein.
(2)	Based on 170,632,611 Shares outstanding, as reported in the Company’s Quarterly Report on Form 20-F, filed with the United States Securities and Exchange Commission on March 16, 2023.

CUSIP No. 39986R106

1.	NAME OF REPORTING PERSON Joshua Rosen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 24,365,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 24,365,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,365,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3% (2)
12.	TYPE OF REPORTING PERSON IN

(1)

Mr. Rosen shares investment control and voting power over the Manager with Sanjay Tolia. Mr. Rosen disclaims beneficial ownership of the Shares reported herein, except to the extent of his pecuniary interest therein.

(2)	Based on 170,632,611 Shares outstanding, as reported in the Company’s Quarterly Report on Form 20-F, filed with the United States Securities and Exchange Commission on March 16, 2023.

CUSIP No. 39986R106

1.	NAME OF REPORTING PERSON Sanjay Tolia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 24,365,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 24,365,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,365,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3% (2)
12.	TYPE OF REPORTING PERSON IN

(1)

Mr. Tolia shares investment control and voting power over the Manager with Mr. Rosen. Mr. Tolia disclaims beneficial ownership of the Shares reported herein, except to the extent of his pecuniary interest therein.

(2)	Based on 170,632,611 Shares outstanding, as reported in the Company’s Quarterly Report on Form 20-F, filed with the United States Securities and Exchange Commission on March 16, 2023.

Item 1(a). Name of Issuer:

Grown Rogue International Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

340 Richmond Street West

Toronto, Ontario

Canada M5V 1X2

Item 2(a). Name of Person Filing:

Item 2(b). Address of Principal Business Office or, if none, Residence:

Item 2(c). Citizenship:

Bengal Catalyst Fund, LP

6608 E. 2nd Street

Scottsdale, Arizona 85251

Citizenship: Delaware

Bengal Impact Partners, LLC

6608 E. 2nd Street

Scottsdale, Arizona 85251

Citizenship: Delaware

Joshua Rosen

6608 E. 2nd Street

Scottsdale, Arizona 85251

Citizenship: Arizona

Sanjay Tolia

6608 E. 2nd Street

Scottsdale, Arizona 85251

Citizenship: California

Each of the foregoing is referred to as a “Reporting Person,” and collectively as the “Reporting Persons.”

Item 2(d). Title of Class of Securities:

Common Stock, no par value (the “Shares”)

Item 2(e). CUSIP No.:

39986R106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4. Ownership:

(a) Amount beneficially owned:

As reported on the Fund’s Schedule 13G, filed with the Securities and Exchange Commission on January 26, 2022, the Fund made open market purchases of 3,345,000 Shares between June 14, 2021 and December 9, 2021, and subsequently acquired 10,128,000 Shares in a private placement on December 9, 2021.

Between January 28, 2022 and April 7, 2022, the Fund made open market purchases of a total of 3,44700 including:

•	On January 28 and 31, 2022, the Fund made open market purchases of 64,500 Shares.

•	Between February 1, 2022 and February 28, 2022, the Fund made open market purchases of 595,500 Shares.

•	Between March 1, 2022 and March 18, 2022, the Fund made open market purchases of 1,787,000 Shares.

•	Between April 4, 2022 and April 7, 2022, the Fund made open market purchases of 1,000,000 Shares.

On April 8, 2022, the Fund made open market purchases of 200,000 Shares, which resulted in the Fund owning approximately 10.03% of all outstanding Shares.

Between April 11, 2022 and April 27, 2022, the Fund made open market purchases of 2,263,000 Shares.

Between May 19, 2022 and May 27, 2022, the Fund made open market purchases of 2,865,000 Shares.

Between June 13, 2022 and June 30, 2022, the Fund made open market purchases of 65,000 Shares.

Between July 5, 2022 and July 29, 2022, the Fund made open market purchases of 490,000 Shares.

On August 4 and 5, 2022, the Fund made open market purchases of 88,000 Shares.

Between September 19, 2022 and September 30, 2022, the Fund made open market purchases of 986,000.

Between October 3, 2022 and October 13, 2022, the Fund made open market purchases of 488,000 Shares.

Bengal Impact Partners, LLC (“Manager”) manages Bengal Catalyst Fund, LP (the “Fund”), and may be deemed to beneficially own the 24,365,000 Shares held by the Fund. The Manager disclaims beneficial ownership of the Shares held by the Fund reported herein, except to the extent of its pecuniary interest therein.

Joshua Rosen shares investment control and voting power over the Manager with Sanjay Tolia, and as such, may be deemed to beneficially own the 24,365,000 Shares held by the Fund. Mr. Rosen disclaims beneficial ownership of the Shares held by the Fund reported herein, except to the extent of its pecuniary interest therein.

Mr. Tolia shares investment control and voting power over the Manager with Mr. Rosen, and as such, may be deemed to beneficially own the 24,365,000 Shares held by the Fund. Mr. Tolia disclaims beneficial ownership of the Shares held by the Fund reported herein, except to the extent of its pecuniary interest therein.

(b) Percent of class:

14.3%, based on 170,632,611 Shares outstanding, as reported in the Company’s Quarterly Report on Form 20-F, filed with the United States Securities and Exchange Commission on March 16, 2023.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii) Shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii) Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv) Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

Item 5. Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of another Person

The Manager has sole investment control and dispositive power over the Shares held by the Fund. Messrs. Rosen and Tolia share control of the Manager, and therefore may be deemed to share investment control and dispositive power over the Shares held by the Fund.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

See Exhibit 99.1.

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bengal Catalyst Fund, LP

Dated: April 7, 2023	By:	/s/ Joshua Rosen
	Name:	Joshua Rosen
	Title:	Managing Partner of Bengal Impact Partners, LLC, Bengal Catalyst Fund, LP’s Investment Manager
Bengal Impact Partners, LLC

Dated: April 7, 2023	By:	/s/ Joshua Rosen
	Name:	Joshua Rosen
	Title:	Managing Partner

Dated: April 7, 2023	By:	/s/ Joshua Rosen
	Name:	Joshua Rosen
	Title:	Joshua Rosen, Individually
Dated: April 7, 2023	By:	/s/ Sanjay Tolia
	Name:	Sanjay Tolia
	Title:	Sanjay Tolia, Individually